Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

Scailex to Deregister from SEC and Terminate its U.S. Reporting Obligations

Petach Tikva, Israel – November 18, 2008. Scailex Corporation Ltd. (TASE: SCIX) today announced that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (SEC) in the coming few weeks to terminate the registration of its Ordinary Shares, thereby immediately suspending its obligations to file annual and other reports with the SEC pursuant to the U.S. Securities Exchange Act of 1934. Scailex expects this termination of registration to become effective 90 days after the filing of Form 15F, unless the Form 15F is earlier withdrawn by Scailex or denied by the SEC.

Scailex will, however, continue to make public reports in accordance with the Israeli securities laws and regulations applicable to companies whose shares are traded solely on the Tel Aviv Stock Exchange (TASE).

Scailex Corporation Ltd.

Scailex Corporation shares trade on The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.Scailex.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, the impact of the decision to deregister from the SEC and the timing and effectiveness of such deregistration, and other factors which are detailed in the Company’s SEC filings.

Contact

Scailex Corporation Ltd.
Shachar Rachim
Chief Financial Officer
Tel:          +972 3 905-7770
Fax:          +972 3 930-0424
E-mail:     Shachar.rachim@Scailex.com